FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

October 5, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

October 5, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") reports that, effective September 28, 2007, the Board of Directors of the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company, with each such option being exercisable at a price of $0.68 for a period of five years. All the options granted vest immediately.

The grant of the incentive stock options is a part of the re-structuring undertaken by Grandview President and CEO Paul Sarjeant, B.Sc, P.Geo and Chairman Michael Hitch, M.Geo, Ph.D, P.Geo. “The options program is a reflection of the current management philosophy of the Company,” says Sarjeant. “We are committed to working hard as a team to maximize shareholder value and it is fundamental to the culture of the company to reward that commitment at all levels.”

Item 5.	Full Description of Material Change

October 5, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") reports that, effective September 28, 2007, the Board of Directors of the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company, with each such option being exercisable at a price of $0.68 for a period of five years. All the options granted vest immediately.

The grant of the incentive stock options is a part of the re-structuring undertaken by Grandview President and CEO Paul Sarjeant, B.Sc, P.Geo and Chairman Michael Hitch, M.Geo, Ph.D, P.Geo. “The options program is a reflection of the current management philosophy of the Company,” says Sarjeant. “We are committed to working hard as a team to maximize shareholder value and it is fundamental to the culture of the company to reward that commitment at all levels.”

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, including Nevada's Carlin Trend, Ontario Red Lake Gold District and Manitoba's emerging Rice Lake District.

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 9th day of October 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.